Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

March 29, 2021

Re:	Sagoon Inc.
Amended Offering Statement on Form 1-A POS
Filed March 17, 2021
File No. 024-11120

Dear Ms. Woo:

On behalf of Sagoon Inc., I hereby request qualification of the above-referenced offering statement at 2:00pm, Eastern Time, on Wednesday, March 31, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Govinda Giri
Govinda Giri
Chief Executive Officer
Sagoon Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP